UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

GlobalSCAPE, Inc.
(Name of Subject Company (Issuer))

Grail Merger Sub, Inc.
(Offeror)

A wholly owned subsidiary of

Help/Systems, LLC
(Parent of Offeror)
(Names of Filing Persons (identifying status as Offeror, Issuer or Other Person))

Common Stock, par value $0.001 per share
(Title of Class of Securities)

37940G109
(CUSIP Number of Class of Securities)

Kyle Hofmann
General Counsel
Help/Systems, LLC
6455 City West Parkway
Eden Prairie, MN 55344

Copy to:

John T. Haggerty, Esq.
Lillian Kim, Esq.
Goodwin Procter LLP
100 Northern Avenue
Boston, Massachusetts 02210
(617) 570-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$184,245,185	$23,915.03

(1)
The calculation assumes the purchase of 18,904,312 outstanding shares (the “Shares”) of common stock, par value $0.001 per share, which includes 121,994 shares of restricted stock, at an offer price of $9.50 per Share. The transaction value also includes 1,466,398 Shares issuable pursuant to outstanding stock option grants with an exercise price of less than $9.50 per Share, which is calculated by (x) multiplying the offer price of $9.50 (less the exercise price per Share attributable to such stock option) by (y) the total number of Shares of common stock issuable upon exercise in full of such stock option. The calculation of the filing fee is based on information provided by GlobalSCAPE, Inc. as of July 28, 2020.

(2)
The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2020, issued August 23, 2019, by multiplying the transaction value by 0.0001298.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $23,915.03	Filing Party: Grail Merger Sub, Inc. and Help/Systems, LLC
Form of Registration No.: Schedule TO	Date Filed: July 31, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”) filed by (i) Grail Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Help/Systems, LLC, a Delaware limited liability company (“Parent” or “HelpSystems”), and (ii) HelpSystems. This Schedule TO relates to the tender offer for all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of GlobalSCAPE, Inc., a Delaware corporation (the “Company”), at a price of $9.50 per Share, subject to any required withholding of taxes, net to the seller in cash without interest, on the terms and subject to the conditions set forth in the Offer to Purchase dated July 31, 2020 (together with any amendments or supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.” This Amendment is being filed on behalf of Merger Sub and Parent. Unless otherwise indicated, references to sections in this Amendment are references to sections of the Offer to Purchase.

Amendment to the Offer to Purchase

Item 11.          Additional Information.

(1) The information set forth in the Offer to Purchase under “The Offer—Section 16—Certain Legal Matters; Regulatory Approvals” and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following paragraph at the end of the subsection titled “Legal Proceedings Related to the Merger” of the Offer to Purchase:

“On August 4, 2020, John Thompson, a purported stockholder of the Company, filed a putative class action complaint in the United States District Court of Delaware, captioned John Thompson, individually and on behalf of all others similarly situated v. GlobalSCAPE, Inc., Robert Alpert, Thomas E. Hicks, David L. Mann, C. Clark Webb, Help/Systems, LLC and Grail Merger Sub, Inc., Civil Action No. 1:20-cv-01039-UNA (the “Thompson Complaint”) against the Company, all members of the Company Board, Parent and Merger Sub. Among other things, the Thompson Complaint alleges that the Company, Merger Sub and the members of the Company Board and Parent in their capacity as controlling persons, caused a materially incomplete and misleading Solicitation Statement, concerning, among other things, (i) the Company’s financial projections relied upon by the Company’s financial advisor, B. Riley, in its financial analyses; and (ii) the data and inputs underlying the financial valuation analyses that support the fairness opinion provided by B. Riley, filed on July 31, 2020 with the SEC and disseminated to Company stockholders, (iii) the engagement of past services of B. Riley and Stephens and (iv) non-disclosure agreements prior to and during the “go-shop” process, rendering the Solicitation Statement false and misleading and in violation of the Exchange Act and related regulations. The Thompson Complaint seeks, among other things, (i) an order enjoining proceeding with the tender offer, (ii) in the event the Offer is consummated, to recover damages resulting from the alleged violations of the Exchange Act by the Company, the members of the Company Board, Parent and Merger Sub and (iii) an order directing the Company Board to file a Solicitation Statement that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading.

If additional similar complaints are filed, absent new or different allegations that are material, Parent and Merger Sub will not necessarily announce such additional filings.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GRAIL MERGER SUB, INC.

By:	/s/ Kyle Hofmann
Name:	Kyle Hofmann
Title:	Secretary

HELP/SYSTEMS, LLC

By:	/s/ Kyle Hofmann
Name:	Kyle Hofmann
Title:	General Counsel

Dated: August 6, 2020

 EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated July 31, 2020.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Summary Advertisement as published in the New York Times on July 31, 2020.*
(a)(5)(A)
Press Release issued by the Company, Parent and Merger Sub on July 20, 2020 (incorporated by reference to Exhibit 99.3 to Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on July 20, 2020).*

(a)(5)(B)	Robert Alpert email to customers dated July 20, 2020 (incorporated by reference to Schedule 14D-9C of the Company filed with the Securities and Exchange Commission on July 21, 2020).*
(a)(5)(C)	Robert Alpert email to partners dated July 20, 2020 (incorporated by reference to Schedule 14D-9C of the Company filed with the Securities and Exchange Commission on July 21, 2020).*
(b)(1)
Amended and Restated Debt Commitment Letter, dated as of July 30, 2020, by and among HS Purchaser, LLC, Help/Systems Holdings, Inc., Jefferies Finance LLC, Hudson Post Credit Opportunities Aggregator (2019-2), LLC, Hudson Post Credit Opportunities Aggregator II, LLC, Golub Capital LLC and Ares Management LLC.*

(d)(1)
Agreement and Plan of Merger, dated as of July 19, 2020, among the Company, Merger Sub, Parent and, solely with respect to certain sections therein, HS Purchaser, LLC and Help/Systems Holdings, Inc. (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on July 20, 2020).*

(d)(2)
Confidentiality Agreement, dated May 2, 2020, as amended on June 2, 2020, between the Company and Parent (incorporated by reference to Exhibit (e)(13) to Schedule 14D-9 of the Company filed with the Securities and Exchange Commission on July 31, 2020).*

(d)(3)	Equity Commitment Letter, dated as of July 19, 2020, from HS Purchaser, LLC and Help/Systems Holdings, Inc. to Parent.*
(d)(4)
Limited Guarantee, dated as of July 19, 2020, delivered by HS Midco, Inc. in favor of the Company (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on July 20, 2020).*

(d)(5)
Form of Support Agreement, dated as of July 19, 2020, by and among Parent, Merger Sub and certain Stockholders listed therein (incorporated by reference to Exhibit 99.2 to Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on July 20, 2020).*

(g)	None.
(h)	None.

*	Previously filed.